FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2020
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Q3 2016 Interim Management Statement

Exhibit No. 1	Director/PDMR Shareholding dated 08 June 2020
Exhibit No. 2	Total Voting Rights and Capital dated 08 June 2020
Exhibit No. 3	Holding(s) in Company dated 08 June 2020
Exhibit No. 4	RBS and NatWest Markets announce appointments dated 11 June 2020
Exhibit No. 5	Publication of Supplementary Prospectus dated 11 June 2020
Exhibit No. 6	Changes to the Alternative Remedies Package dated 23 June 2020
Exhibit No. 7	Notice of Redemption dated 29 June 2020
Exhibit No. 8	Total Voting Rights dated 30 June 2020

Exhibit No. 1

8 June 2020
The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.  The Royal Bank of Scotland Group plc (the Company) announces that conditional deferred awards over ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) vested on 8 June 2020 to the PDMRs set out below. The conditional deferred awards were granted under the RBS 2014 Employee Share Plan in March 2020. The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

Name of PDMR	Position of PDMR	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares net of tax
Robert Begbie	Interim CEO, NatWest Markets	63,912	30,724	33,1881
		42,2282	20,300	21,928
Peter Flavel	CEO, Private Banking	40,161	18,905	21,2561
		42,2282	19,877	22,351
John-Paul Thwaite	CEO, Commercial Banking	49,217	23,167	26,0501
		42,2282	19,911	22,317
1 These Shares are subject to a 12 month retention period.
2 These Shares were calculated with reference to a transaction price of £1.3735

The market price used to meet associated tax liabilities was £1.3645.

2.  The Company announces that the PDMR set out below has sold Shares on the date and at the price indicated:-

Name of PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
John-Paul Thwaite	CEO, Commercial Banking	22,317	£1.3645	8 June 2020

All of the above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 2

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 8 June 2020:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			8 June 2020
Ordinary shares of £1	12,125,038,584	4	48,500,154,336
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,125,938,584		48,503,754,336

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 3

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii :		The Royal Bank of Scotland Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights				x
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of Her Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of Her Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi :		8 June 2020
6. Date on which issuer notified (DD/MM/YYYY):		8 June 2020
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	61.93%		61.93%	48,503,754,336
Position of previous notification (if applicable)	62.4%		62.4%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1 each GB00B7T77214		30,037,934,076		61.93%

SUBTOTAL 8. A	30,037,934,076			61.93%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv
  (please add additional rows as necessary)
			x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).

The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

The Commissioners of Her Majesty's Treasury	61.93%		61.93%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

Place of completion	London, England
Date of completion	8 June 2020

Legal Entity Identifier: 2138005O9XJIJN4JPN90
Notes

I Please note that national forms may vary due to specific national legislation (Article 3(1a) of Directive 2004/109/EC) as for instance the applicable thresholds or information regarding capital holdings.

ii Full name of the legal entity and further specification of the issuer or underlying issuer, provided it is reliable and accurate (e.g. address, LEI, domestic number identity). Indicate in the relevant section whether the issuer is a non UK issuer.

iii Other reason for the notification could be voluntary notifications, changes of attribution of the nature of the holding (e.g. expiring of financial instruments) or acting in concert.

iv This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h)/ Article 10 (b) to (h) of Directive 2004/109/EC; (c) all parties to the agreement referred to in Article 10 (a) of Directive 2004/109/EC (DTR5.2.1 (a)) or (d) the holder of financial instruments referred to in Article 13(1) of Directive 2004/109/EC (DTR5.3.1).

As the disclosure of cases of acting in concert may vary due to the specific circumstances (e.g. same or different total positions of the parties, entering or exiting of acting in concert by a single party) the standard form does not provide for a specific method how to notify cases of acting in concert.

In relation to the transactions referred to in points (b) to (h) of Article 10 of Directive 2004/109/EC (DTR5.2.1 (b) to (h)), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in letter (b) of Article 10 of that Directive (DTR5.2.1 (b)), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in letter (c) of Article 10 of that Directive (DTR5.2.1 (c)), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in letter (d) of Article 10 of that Directive (DTR5.2.1 (d)), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in letter (e) of Article 10 of that Directive (DTR5.2.1 (e)), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under Article 9 (DTR 5.1), under letters (a) to (d) of Article 10 of that Directive (DTR5.2.1 (a) to (d)) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in letter (f) of Article 10 of that Directive (DTR5.2.1 (f)), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in letter (g) of Article 10 of that Directive (DTR5.2.1 (g)), the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in letter (h) of Article 10 of that Directive (DTR5.2.1 (h)), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion (e.g. management companies).

v Applicable in the cases provided for in Article 10 (b) to (h) of Directive 2004/109/EC (DTR5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in Article 10 of that Directive (DTR5.2) unless the percentage of voting rights held by the shareholder is lower than the lowest notifiable threshold for the disclosure of voting rights holdings in accordance with national practices (e.g. identification of funds managed by management companies).

vi The date on which threshold is crossed or reached should be the date on which the acquisition or disposal took place or the other reason triggered the notification obligation. For passive crossings, the date when the corporate event took effect.

vii The total number of voting rights shall be composed of all the shares, including depository receipts representing shares, to which voting rights are attached even if the exercise thereof is suspended.

viii If the holding has fallen below the lowest applicable threshold in accordance with national law, please note that it might not be necessary in accordance with national law to disclose the extent of the holding, only that the new holding is below that threshold.

ix In case of combined holdings of shares with voting rights attached "direct holding" and voting rights "indirect holding", please split the voting rights number and percentage into the direct and indirect columns - if there is no combined holdings, please leave the relevant box blank.

x Date of maturity/expiration of the financial instrument i.e. the date when right to acquire shares ends.

xi If the financial instrument has such a period - please specify this period - for example once every 3 months starting from [date].

xii In case of cash settled instruments the number and percentages of voting rights is to be presented on a delta-adjusted basis (Article 13(1a) of Directive 2004/109/EC) (DTR 5.3.3.A).

xiii If the person subject to the notification obligation is either controlled and/or does control another undertaking then the second option applies.

xiv The full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity has to be presented also in the cases, in which only on subsidiary level a threshold is crossed or reached and the subsidiary undertaking discloses the notification as only thus the markets get always the full picture of the group holdings. In case of multiple chains through which the voting rights and/or financial instruments are effectively held the chains have to be presented chain by chain leaving a row free between different chains (e.g.: A, B, C, free row, A, B, D, free row, A, E, F etc.).

xv The names of controlled undertakings through which the voting rights and/or financial instruments are effectively held have to be presented irrespectively whether the controlled undertakings cross or reach the lowest applicable threshold themselves.

xvi Example: Correction of a previous notification.

Exhibit No. 4

The Royal Bank of Scotland Group plc

RBS and NatWest Markets announce appointments

11 June 2020

The Royal Bank of Scotland Group plc (RBS) and its subsidiaries, Natwest Markets Plc (NWM) and Natwest Markets N.V. (NWM N.V.), today announce appointments to the NWM Executive Management team and Board. Robert Begbie, Interim NWM Chief Executive Officer since 19 December 2019, has been appointed NWM Chief Executive Officer, and David King, former CEO of MUFG Securities EMEA plc, has been appointed NWM Chief Financial Officer, replacing the Interim NWM Chief Financial Officer Robert Horrocks.

RBS also announces that Donal Quaid, interim Group Treasurer since December 2019, has been appointed Group Treasurer.

Robert Begbie will continue to serve as a member of the NWM Board and as Chair of the NWM N.V. Supervisory Board. David King will join the NWM Board as an Executive Director.

It is anticipated that David King will take up his role during the course of summer 2020.

Alison Rose, Chief Executive of RBS, commented:

"We're very pleased to make these appointments. When I took over as CEO, re-focusing NatWest Markets was one of my top priorities, and our work here is well underway to deliver against the strategy set out in February. These appointments will allow us to continue the transformation and refocusing process across NatWest Markets that we announced in February and establish a business that delivers even greater benefits for our bank and our customers.

"We would like to congratulate Robert Begbie on his appointment and thank Robert Horrocks for his dedication and commitment as interim CFO, during which NatWest Markets produced strong revenue delivery in Q1 2020. We would also like to welcome David King, who adds extensive experience and expertise from his time at MUFG and elsewhere.

"NatWest Markets plays a crucial role within the Group, allowing us to provide our customers with the products and services they need to succeed."

Robert Begbie, CEO of NatWest Markets Plc, said:

"I am delighted to have the opportunity to lead NatWest Markets.

"NatWest Markets has an important role within the Group, connecting our customers with international wholesale and capital markets, and partnering to provide the risk management and financing solutions that help them realise their potential and thrive.

"We have made considerable progress in refocussing the business following the strategic announcement in February and we will continue to build upon this during the medium term."

For further information, please contact:
Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 207 672 1758

Amanda Hausler
Head of NatWest Markets Investor Relations
+44 (0) 207 085 6448

RBS Media Relations
+44 (0) 131 523 4205

Legal Entity Identifiers
The Royal Bank of Scotland Group plc NatWest Markets Plc	2138005O9XJIJN4JPN90 RR3QWICWWIPCS8A4S074
NatWest Markets N.V.	X3CZP3CK64YBHON1LE12
Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS, NWM or NWM N.V.'s future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to RBS, NWM or NWM N.V. in respect of, but not limited to: regulatory capital position and related requirements, financial position, profitability and financial performance (including financial, capital and operational targets), access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, exposure to third party risks, ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution,  impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic conditions and the uncertainty surrounding the Covid-19 pandemic and its impact on RBS, NWM or NWM N.V.. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS, NWM or NWM N.V.'s actual results are discussed in RBS, NWM and NWM N.V.'s respective 2019 Annual Report and Accounts (ARA) and their respective Q1 2020 IMSs, as well as RBS materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBS, NWM and NWM N.V. do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Exhibit No. 5

The Royal Bank of Scotland Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 11 June 2020.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7328P_1-2020-6-11.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90

Exhibit No. 6

Royal Bank of Scotland Group plc
23 June 2020

The Royal Bank of Scotland Group plc ‐ Changes to the Alternative Remedies Package

The Royal Bank of Scotland Group plc ("RBS") welcomes today's announcement from Banking Competition Remedies Limited(1) ("BCR") in relation to changes to the Incentivised Switching Scheme ("ISS"), which forms part of the Alternative Remedies Package(2).

As a result of the on-going COVID-19 pandemic, fewer customers have been switching under ISS and these changes are being announced by BCR to preserve the momentum and aims of the ISS. Bringing forward these changes now, which might otherwise have been implemented at a later date, provides RBS with greater certainty.

 RBS has entered into an amendment to the 25 April 2018 Framework and State Aid Deed (the "Deed") with HM Treasury and BCR, which agreed the following in relation to the duration of the ISS and the scope of customers eligible for the ISS:

●
200,000 additional Royal Bank of Scotland plc and National Westminster Bank plc Business Banking customers with turnover of up to £1m will have the opportunity to participate from 25 August 2020; and
●
the duration of the period under the ISS for customers to apply to switch their account will be extended from 25 August 2020  until the end of February 2021 and customers will have until the end of June 2021 to complete the switch.(3)

These amendments to the ISS do not change the total number of customers targeted to switch under the scheme. As a result, there is no material change anticipated to the current financial outlook for RBS. The existing requirement on RBS to make a potential further contribution to the ISS, should customer switching be insufficient under the Deed, remains capped at £50m.

(1) BCR Ltd is an independent body established to facilitate and oversee the delivery of the Framework and State Aid Deed.
(2) The Alternative Remedies Package was announced on 18 September 2017 https://otp.tools.investis.com/clients/uk/rbs1/rns1/regulatory-story.aspx?cid=365&newsid=926171 and entry into the Deed (as defined above) was announced on  2 May 2018 https://otp.tools.investis.com/clients/uk/rbs1/rns1/regulatory-story.aspx?cid=365&newsid=1005313
(3) It remains the case that the ISS will terminate at the point the £225m fund for business current account switching has been distributed by BCR, which may be earlier than the dates above.

For further information, please contact:
Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 207 672 1758

RBS Media Relations
+44 (0) 131 523 4205

Forward looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to RBS in respect of, but not limited to: its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and RBS's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the uncertainty surrounding the Covid-19 pandemic and its impact on RBS. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK 2019 Annual Report and Accounts (ARA), its Q1 2020 Interim Management Statement, and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier

The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90
The Royal Bank of Scotland plc	549300WHU4EIHRP28H10
National Westminster Bank Plc	213800IBT39XQ9C4CP71
NatWest Holdings Limited	213800GDQMMREYFLQ454

Exhibit No. 7

The Royal Bank of Scotland Group plc
29 June 2020

Notice of Redemption

The Royal Bank of Scotland Group plc ("RBSG" or the "Issuer")

The Issuer has given notice to holders of the $2,000,000,000 7.500% Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes (ISIN: US780099CJ48 (the "Notes")) of the upcoming redemption of the Notes on 10 August 2020. The amount of the Notes currently outstanding is $2,000,000,000.

Terms used but not defined herein shall have the meaning given to them in the notice of redemption. The Notes are being redeemed pursuant to Section 2.08 of the Second Supplemental Indenture.  All of the outstanding Notes shall be redeemed by the Issuer on 10 August 2020 (the "Redemption Date") at 100% of principal amount, together with accrued and unpaid interest to (but excluding) the Redemption Date, and subsequently cancelled. The Issuer has notified the holders pursuant to the terms of the Notes.

To view the notice, please click on the link below.

http://www.rns-pdf.londonstockexchange.com/rns/2932R_1-2020-6-28.pdf

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0)7747 455969

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBSG's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to RBSG in respect of, but not limited to: its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and RBSG's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic conditions and the uncertainty surrounding the Covid-19 pandemic and its impact on RBSG. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBSG's actual results are discussed in RBSG plc's UK 2019 Annual Report and Accounts (ARA) and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBSG plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBSG does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier:  2138005O9XJIJN4JPN90

Exhibit No. 8

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 June 2020:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 June 2020
Ordinary shares of £1	12,125,048,667	4	48,500,194,668
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,125,948,667		48,503,794,668

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 June 2020

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary